GILFORD OAKWOOD EQUITY FUND



RESULTS OF THE SPECIAL MEETING (Unaudited)

A special meeting of the shareholders of the Gilford Oakwood Equity Fund, a series of Trust for Investment Managers, was held on June 27, 2002 for shareholders of record as of April 30, 2002. The shareholders of the Fund voted on whether to approve a proposal to reorganize the Fund into a newly formed series of Advisors Series Trust. The results of the vote at the shareholder meeting held June 27, 2002 were as follows:

1.       To approve the proposed reorganization into Advisors Series Trust:

     For                   Against                   Withheld

     128,666               0                         577